EXHIBIT 99.1

Student Transportation Inc. to Issue U.S. Dollar Dividend for New Fiscal Year

Transition Gives Shareholders Additional Exposure to Strong U.S. Dollar

Shares Remains Eligible for Canadian Dividend Tax Credit and Qualified Dividends in U.S.

BARRIE, Ontario, May 11, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB), North America's most trusted provider of school transportation and management services, announced today that the Company's Board of Directors approved a change in the currency of its monthly paid dividend at its recent Board meeting. Effective July 1, 2015, the beginning of the Company's 2016 fiscal year, all dividends will be paid in U.S. dollars.

"With almost 90% of our revenues and cash flows in U.S. dollars (USD), a significant portion of our remaining debt in USD, and the fact that we have been reporting in USD for the past ten years, we have decided that it is in the best interests of our shareholders to monetize our forward foreign currency contracts and use our USD cash flow for our distributions," stated Denis J. Gallagher, Chairman and CEO of Student Transportation Inc. "We remain a Canadian corporation and will continue to trade in Canadian dollars on the Toronto Stock Exchange, as well as maintain our listing on the NASDAQ which trades in USD. Our dividend remains eligible for the Canadian dividend tax credit and is a qualified dividend in the U.S."

Shareholders participating in the Dividend Reinvestment Plan (DRIP), which allows shareholders to reinvest their monthly dividends to purchase additional shares at a 3% discount to the trading price, will see no change in their participation. Approximately 20% of shareholders are active participants in this program for individuals who take advantage of compounding dividends. For U.S. shareholders, the move allows them to receive the monthly paid dividend without any foreign exchange calculation.

"The two currencies have been extremely volatile over the past few years," added Gallagher. "Beginning the month of July 2015 and payable on August 17, 2015, we will be paying USD 0.0366 per share per month to shareholders of record. The amount was calculated on a volume weighted average price over the 30 day period prior to the Company's most recent quarter end. As we have done for the past 123 consecutive months we will continue to pay the dividend monthly once approved by the Board of Directors on a quarterly basis. We believe this continues to be a very attractive investment and yield for shareholders. The new business and operational changes we have in place for our new fiscal year beginning this July will increase revenues, lower costs and put us in a better position to lower our payout ratio. Our goal over the next three fiscal years is to increase our operating cash flow per share by 5-7% annually."

Profile

Founded in 1997, Student Transportation Inc. is North America's most trusted provider of school bus transportation services and management services, operating more than 12,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: For more information, please contact:

         Doug Coupe
         Director of Communications & Investor Relations
         dcoupe@ridesta.com
         843-884-2720 x 213

         Patrick Walker
         Chief Financial Officer
         pwalker@ridesta.com
         732-280-4200 x 114